FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March 2023

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda Announces Positive Results in Phase 2b Study of Investigational TAK-279, an Oral, Once-Daily TYK2 Inhibitor, in People with Moderate-to-Severe Plaque Psoriasis

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: March 20, 2023	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Takeda Announces Positive Results in Phase 2b Study of Investigational TAK-279, an
Oral, Once-Daily TYK2 Inhibitor, in People with Moderate-to-Severe Plaque Psoriasis

OSAKA, Japan, March 20, 2023, and CAMBRIDGE, Massachusetts, March 19, 2023 – Takeda (TSE:4502/NYSE:TAK) today announced positive results from a Phase 2b clinical trial of TAK-279 (NDI-034858), a highly selective, oral allosteric tyrosine kinase 2 (TYK2) inhibitor, in patients with moderate-to-severe plaque psoriasis. The results was presented on March 18, 2023 (ET). Please see the attached press release for details.

###

News Release

Takeda Announces Positive Results in Phase 2b Study of Investigational TAK-279, an Oral, Once-Daily TYK2 Inhibitor, in People with Moderate-to-Severe Plaque Psoriasis

•Results for TAK-279 (Formerly NDI-034858) Show a Significantly Greater Proportion of Patients Achieved Psoriasis Area and Severity Index (PASI) 75 at Doses ≥5mg at 12 Weeks1

•At the Highest Dose of TAK-279, 46% of Patients Achieved PASI 90 and 33% Achieved PASI 100 at 12 Weeks, Indicating a Near-Total or Total Clearance of Skin Lesions1

•Takeda to Start Phase 3 Plaque Psoriasis Study and Expects Topline Results for a Phase 2b Study in Psoriatic Arthritis in FY2023

•Takeda Will Evaluate TAK-279 in Additional Immune-Mediated Diseases Including Systemic Lupus Erythematosus (SLE) and Inflammatory Bowel Disease (IBD), and Explore Further Indications in the Future

OSAKA, Japan, March 20, 2023, and CAMBRIDGE, Massachusetts, March 19, 2023 – Takeda (TSE:4502/NYSE:TAK) today announced positive results from a Phase 2b clinical trial of TAK-279 (NDI-034858), a highly selective, oral allosteric tyrosine kinase 2 (TYK2) inhibitor, in patients with moderate-to-severe plaque psoriasis. The study met its primary and secondary endpoints, with a statistically significant greater proportion of TAK-279 patients achieving Psoriasis Area and Severity Index (PASI) 75, 90 and 100 in the 5mg, 15mg and 30mg dosing arms compared to placebo at 12 weeks.1 These data were presented during a late-breaking session at the American Academy of Dermatology (AAD) Annual Meeting being held March 17-21, 2023 in New Orleans.

“The Phase 2b TAK-279 results demonstrate a strong overall clinical benefit and, importantly, a significant number of patients reached PASI 90 or 100, achieving near-total or total skin clearance,” said April Armstrong, M.D., MPH, clinical investigator in the Phase 2b study and Associate Dean and Professor of Dermatology at the University of Southern California. “These results further support the potential of highly selective TYK2 inhibition to provide an effective and convenient oral treatment option for people living with moderate-to-severe plaque psoriasis who are not achieving optimal skin clearance with current therapies. I look forward to the results of future clinical trials."

In the Phase 2b study, 259 patients were randomized (1:1:1:1:1 ratio) to receive one of four doses of TAK-279 once-daily, or placebo for 12 weeks.1 Results showed:
•A significantly greater proportion of TAK-279 patients achieved PASI 75 (44%, 68%, 67%; 5mg, 15mg, 30mg, respectively) versus placebo (6%; p<0.001), meeting the study’s primary endpoint.1
•A significantly greater proportion of TAK-279 patients achieved PASI 90 (21%, 45%, 46%; 5mg, 15mg, 30mg, respectively) versus placebo (0%; p<0.001), and PASI 100 (10%, 15%, 33%; 5mg, 15mg, 30mg, respectively) versus placebo (0%; p<0.001 at 30mg).1
•A significantly greater proportion of TAK-279 patients achieved Physician Global Assessment (PGA) scores of 0/1 (27%, 49%, 52%; 5mg, 15mg, 30mg, respectively) or 0 (10%, 15%, 33%; 5mg, 15mg, 30mg, respectively) versus placebo (4% [p≤0.001] and 0% [p<0.001 at 30mg], respectively) at 12 weeks.1 A PGA score of 1 indicates almost clear skin and 0 indicates totally clear skin.2
•There were no statistically significant differences in PASI or PGA response rates seen in the TAK-279 2mg arm* (18%, 2%, 10%, 2%; PASI 75, PASI 100, PGA 0/1, PGA 0, respectively) compared to placebo.1

The frequency of adverse events (AEs) was 53-62% in the treatment arms and 44% in the placebo arm. Most events were mild to moderate in severity. Two serious AEs occurred in one patient (15mg) and were considered unrelated. Changes in laboratory parameters were consistent with known effects of allosteric TYK2 inhibition.1

“These compelling TAK-279 data strengthen its potential for people with moderate-to-severe plaque psoriasis. The highly selective TYK2 inhibition seen with TAK-279 spares inhibition of other members of the Janus kinase (JAK) family, which we believe should avoid JAK-related toxicities,” said Andy Plump, President R&D, Takeda. “We are confident that we can execute a comprehensive development program and deliver a potential best-in-class therapy for patients, given Takeda’s strong background in immune-mediated diseases, including inflammatory bowel disease.”

Based on these Phase 2b results, Takeda will initiate a Phase 3 study of TAK-279 in psoriasis in FY2023. Takeda expects topline results from a Phase 2b study in psoriatic arthritis in FY2023 and will be evaluating TAK-279 in additional immune-mediated diseases including systemic lupus erythematosus (SLE) and inflammatory bowel disease (IBD). Other indications will be explored in the future.

Results from the Phase 2b study have no impact on the full year consolidated reported forecast for the fiscal year ending March 31, 2023 (Fiscal Year 2022).

*In the TAK-279 2mg arm, the PASI 90 response rate was 8% with a nominal p-value = 0.037 compared to placebo.1

About Plaque Psoriasis
Psoriasis is a chronic autoimmune disease in which the body’s immune system causes skin cells to multiply too quickly.3 Plaque psoriasis is a common form of psoriasis and is characterized by raised, red patches of skin that are covered by silvery-white scales which can be itchy and painful.3,4 Plaque psoriasis most often appears on the scalp, elbows, knees and lower back, but can appear anywhere on the body.3-5 Globally, an estimated 125 million people are living with psoriasis and about 80-90% of those have plaque psoriasis.5,6

About TAK-279
TAK-279 is a late-stage, highly selective, oral allosteric tyrosine kinase 2 (TYK2) inhibitor being evaluated for the treatment of multiple autoimmune diseases.1,7 In preclinical studies, TAK-279 has demonstrated excellent functional selectivity and wide therapeutic margins.8 In Phase 1 studies, TAK-279 showed a good tolerability profile, a dose-dependent trend in exploratory clinical activity and a pharmacokinetic profile allowing for once-daily solid oral dosing.9 TAK-279 is in an ongoing Phase 2b trial in active psoriatic arthritis (NCT05153148). TAK-279 is an investigational compound that has not been approved for use by any regulatory authority.

About the TAK-279 Phase 2b Study in Psoriasis
The Phase 2b study (NCT04999839) was a randomized, multicenter, double-blind, placebo-controlled multiple-dosed trial designed to evaluate the efficacy, safety and tolerability of TAK-279 in subjects with moderate-to-severe plaque psoriasis. 259 patients were randomly assigned (1:1:1:1:1 ratio) to receive one of four doses of TAK-279 (2mg, 5mg, 15mg, 30mg, all once-daily) or placebo for 12 weeks. The primary endpoint was the proportion of patients achieving Psoriasis Area and Severity Index (PASI) 75 at Week 12.1

About Tyrosine Kinase 2 (TYK2) Inhibitors
Tyrosine kinase 2 (TYK2) is an intracellular enzyme that belongs to the Janus family of protein tyrosine kinases.10 TYK2 is a key part of the Janus kinase-signal transducer and activator of transcription (JAK-STAT) signaling pathway, which mediates several key immune cytokine receptors associated with inflammation.11 Increased activation of these inflammatory proteins is associated with several autoimmune diseases, including psoriasis, psoriatic arthritis, systemic lupus erythematosus and inflammatory bowel disease.12 Selective allosteric inhibition of TYK2 may be a promising therapeutic approach to target autoimmune inflammation while potentially avoiding the toxicity associated with JAK inhibitors.13

About Takeda
Takeda is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Genetics and Hematology, Neuroscience, and Gastroenterology (GI), with expertise in immune and inflammatory diseases. We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries and regions. For more information, visit https://www.takeda.com.

Contacts

Investor Relations Christopher O’Reilly christopher.oreilly@takeda.com +81 (0) 3-3278-2543	Media Relations Mark Dole mark.dole@takeda.com +1 (857) 352-6349 Japanese Media Jun Saito jun.saito@takeda.com +81 (0) 3-3278-2325

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this press release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.

The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

The product names appearing in this document are trademarks or registered trademarks owned by Takeda, or their respective owners.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could”, “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations, including global health care reforms; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); the extent to which our internal energy conservation measures and future advancements in renewable energy or low carbon energy technology will enable us to reduce our greenhouse gas emissions; and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this report or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this report may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

Medical information
This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

References
1.Armstrong A, Lynde C, Forman S, et al. Efficacy and safety results from the randomized double-blind, placebo-controlled phase 2b trial of TYK2 inhibitor NDI-034858 in moderate-to-severe psoriasis. Presented March 17-21, 2023, New Orleans, Louisiana at the 2023 American Academy of Dermatology Annual Meeting.
2.Pascoe VL, Enamandram M, Corey KC, et al. Using the Physician Global Assessment in a Clinical Setting to Measure and Track Patient Outcomes. JAMA Dermatol. 2015;151(4):375-381. doi:10.1001/jamadermatol.2014.3513.
3.National Institute of Arthritis and Musculoskeletal and Skin Diseases [Internet]. Psoriasis. [reviewed 2020 September; cited 2023 February 15]. Available from: https://www.niams.nih.gov/health-topics/psoriasis.
4.Menter A, Gottlieb A, Feldman SR, et al. Guidelines of care for the management of psoriasis and psoriatic arthritis: Section 1. Overview of psoriasis and guidelines of care for the treatment of psoriasis with biologics. J Am Acad Dermatol. 2008;58(5):826-850. doi:10.1016/j.jaad.2008.02.039.
5.American Academy of Dermatology Association [Internet]. Psoriasis: Overview. [cited 2023 February 15]. Available from: https://www.aad.org/public/diseases/psoriasis/what/overview.
6.National Psoriasis Foundation [Internet]. Psoriasis Statistics. [updated 2022 December 21; cited 2023 February 15]. Available from: https://www.psoriasis.org/psoriasis-statistics/#:~:text=Psoriasis%20by%20the%20Numbers&text=125%20million%20people%20worldwide%20%E2%80%94%202,the%20World%20Psoriasis%20Day%20consortium.
7.Nogueira M, Puig L, Torres T. JAK Inhibitors for Treatment of Psoriasis: Focus on Selective TYK2 Inhibitors. Drugs. 2020;80(4):341–352. doi:10.1007/s40265-020-01261-8.
8.Takeda Pharmaceuticals. Data on File.
9.Gangolli EA, Carreiro S, Leit S, et al. Characterization of pharmacokinetics, pharmacodynamics, tolerability and clinical activity in Phase 1 studies of the novel allosteric tyrosine kinase 2 (TYK2) inhibitor NDI-034858. Presented May 18-21, 2022, Portland, OR at the 2022 Society for Investigative Dermatology Annual Meeting.
10.Muromoto R, Oritani K, Matsuda T. Current understanding of the role of tyrosine kinase 2 signaling in immune responses. World J Biol Chem. 2022;13(1):1–14. doi:10.4331/wjbc.v13.i1.1.
11.Villarino AV, Kanno Y, O’Shea JJ. Mechanisms and consequences of Jak-STAT signaling in the immune system. Nat Immunol. 2017;18(4):374–384. doi:10.1038/ni.3691.
12.Gonciarz M, Pawlak-Buś K, Leszczyński P, et al. TYK2 as a therapeutic target in the treatment of autoimmune and inflammatory diseases. Immunotherapy. 2021;13(13):1135-1150. doi:10.2217/imt-2021-0096.
13.Krueger JG, McInnes IB, Blauvelt A. Tyrosine kinase 2 and Janus kinase‒signal transducer and activator of transcription signaling and inhibition in plaque psoriasis. J Am Acad Dermatol. 2022;86(1):148-157. doi:10.1016/j.jaad.2021.06.869.

###